UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

V ACQUISITION SUB, INC.

(Offeror)

HARLAND CLARKE HOLDINGS CORP.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

918866108

(CUSIP Number of Class of Securities)

Judy C. Norris, Esq.

Senior Vice President and General Counsel

10931 Laureate Drive

San Antonio, Texas 78249

(210) 697-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Adam O. Emmerich, Esq.

Andrew J. Nussbaum, Esq.

DongJu Song, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,377,877,884.74	$177,470.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 38,812,034 shares of common stock, par value $0.01 per share (the “Shares”), of Valassis Communications, Inc. (“Valassis”) outstanding (including 389,057 unvested restricted Shares) multiplied by the offer price of $34.04 per share and (ii) 3,853,852 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $34.04 per share, multiplied by the offer price of $34.04 per share minus the weighted average exercise price for such options of $19.32 per share. The calculation of the filing fee is based on information provided by Valassis as of December 31, 2013.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by V Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Harland Clarke Holding Corp., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, per value $0.01 per share (“Shares”), of Valassis Communications, Inc., a Delaware corporation (“Valassis”), at a price of $34.04 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent, Purchaser and M&F

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Valassis”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Valassis”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Valassis”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Valassis”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Valassis”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Valassis”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Valassis”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Valassis”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Valassis”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Valassis”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013.

Item 8. Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Valassis”)

SCHEDULE I — Information Relating to Parent, Purchaser and M&F

(b) Securities Transactions. None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Valassis”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Valassis”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Valassis”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on December 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(a)(1)(G)	Summary Advertisement as published in the New York Times on January 6, 2014.

(a)(1)(H)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on January 6, 2014.

(b)(1)	Amended and Restated Commitment Letter, dated as of January 3, 2014, among Credit Suisse Securities (USA) LLC, Credit Suisse AG, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Jefferies Finance LLC, PNC Bank, National Association, PNC Capital Markets LLC, Union Bank N.A. and Harland Clarke Holdings Corp.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2013, by and among Harland Clarke Holdings Corp., V Acquisition Sub, Inc. and Valassis Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(d)(2)	Confidentiality Agreement, dated September 21, 2013, between MacAndrews & Forbes Holdings Inc. and Valassis Communications, Inc.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2014

V ACQUISITION SUB, INC.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on December 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(a)(1)(G)	Summary Advertisement as published in the New York Times on January 6, 2014.

(a)(1)(H)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on January 6, 2014.

(b)(1)	Amended and Restated Commitment Letter, dated as of January 3, 2014, among Credit Suisse Securities (USA) LLC, Credit Suisse AG, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Jefferies Finance LLC, PNC Bank, National Association, PNC Capital Markets LLC, Union Bank N.A. and Harland Clarke Holdings Corp.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2013, by and among Harland Clarke Holdings Corp., V Acquisition Sub, Inc. and Valassis Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(d)(2)	Confidentiality Agreement, dated September 21, 2013, between MacAndrews & Forbes Holdings Inc. and Valassis Communications, Inc.

(g)	None.

(h)	None.